

SECURITIES 02006321 ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46098

RECEIVED MAY 29 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BALIS LEWITTES & COLEMAN, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 LEXINGTON AVENUE
(No. and Street)

NEW YORK, NEW YORK 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES BALIS 212-350-4400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

380 MADISON AVENUE NEW YORK, NEW YORK 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I,CHARLES E. BALIS swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALIS LEWITTES & COLEMAN, INC as of **MARCH 31, 2002** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Charles E Balis

Signature

PRESIDENT

Title

Denett R Whitford
Notary Public #01WH5038652
Ulster County, NY
Expires 01/30/2003

Denett R. Whitford

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

BALIS LEWITTES & COLEMAN, INC.

FINANCIAL REPORT

MARCH 31, 2002

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION 9

SUPPLEMENTARY INFORMATION:

Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 10

Reconciliation of Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 11

Computation of Reserve Requirements Under SEC Rule 15c3-3 12

Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 13

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL 14-15


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM
International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Balis Lewittes & Coleman, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Balis Lewittes & Coleman, Inc. as of March 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balis Lewittes & Coleman, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
April 29, 2002

BALIS LEWITTES & COLEMAN, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2002

ASSETS

Cash and cash equivalents	$ 96,087
Commissions receivable from clearing broker	681,637
Prepaid expenses and other current assets	92,362
Office furniture, fixtures and equipment - at cost (less $258,723 accumulated depreciation)	38,999
Other assets	65,454
Total assets	$ 974,539

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 136,610
Accrued compensation	94,457
Accrued expenses and other liabilities	345,142
Total liabilities	576,209
Commitments and Contingencies (Notes 3 and 4)	
Stockholders' Equity (Note 5):	
Common stock, no par value:	
Authorized - 200 shares; issued and outstanding - 114 shares	114,286
Additional paid-in capital	180,714
Retained earnings	103,330
Total stockholders' equity	398,330
Total liabilities and stockholders' equity	$ 974,539

See notes to financial statements.

BALIS LEWITTES & COLEMAN, INC.

STATEMENT OF OPERATIONS
Year Ended March 31, 2002

Revenues:	
Commissions	$ 1,438,734
Principal transactions	30,236
Investment advisory fees	6,443,533
Interest and dividends	94,394
Other	477,146
Total revenues	8,484,043
Expenses:	
Commission expenses	2,913,614
Employees' salaries and bonuses	1,706,818
Payroll taxes and employee benefits	479,398
Floor brokerage, exchange and clearance fees	580,401
Communications and data processing	210,887
Rent and occupancy expenses	263,891
Office supplies and expenses	210,784
Professional fees and consulting	1,566,643
Travel and entertainment	207,834
Interest expense	110,728
Other	165,747
Total expenses	8,416,745
Income before provision for income taxes	67,298
Provision for Income Taxes (Note 2)	57,354
Net income	$ 9,944

See notes to financial statements.

BALIS LEWITTES & COLEMAN, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2002

	Common Stock		Retained	Additional Paid-In	Total Stockholders'
	Shares	Amount	Earnings	Capital	Equity
Balance - April 1, 2001	114	$ 114,286	$ 93,386	$ 180,714	$ 388,386
Net income	-	-	9,944	-	9,944
Balance - March 31, 2002	114	$ 114,286	$ 103,330	$ 180,714	$ 398,330

See notes to financial statements.

BALIS LEWITTES & COLEMAN, INC.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2002

Cash Flows From Operating Activities:	
Net income	$ 9,944
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	32,528
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(22,357)
Prepaid expenses	(54,893)
Prepaid income taxes	9,663
Other assets	(57,528)
Increase (decrease) in:	
Accounts payable	136,610
Accrued compensation	(179,978)
Accrued expenses and other liabilities	163,161
Net cash provided by operating activities	37,150
Cash Flows From Investing Activities:	
Purchase of office furniture, fixtures and equipment	(2,873)
Net increase in cash and cash equivalents	34,277
Cash and Cash Equivalents:	
Beginning	61,810
Ending	$ 96,087
Supplemental Disclosures of Cash Flows Information:	
Cash paid for:	
Income taxes	$ 47,311
Interest	$ 110,728

See notes to financial statements.

1. ORGANIZATION AND BUSINESS ACTIVITY

Balis Lewittes & Coleman, Inc. (the Company) was incorporated in New York on May 10, 1993. The Company is a broker - dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a registered investment advisor under the Investment Advisors Act of 1940. The Company's principal office is located in New York City; it also has satellite offices located in Pittsburgh, Pennsylvania, Chicago, Illinois, and San Francisco, California.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker - dealer and promptly transmit all customer funds and securities to the clearing broker - dealer. The clearing broker - dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker - dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income:

Commission income from both principal and agency trades are recorded on the trade date.

Investment Advisory Income:

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Office Furniture, Fixtures and Equipment:

Office furniture, fixtures and equipment are depreciated over their useful lives using the straight-line and declining balance methods.

Income Taxes:

The Company files its income tax returns as a C corporation under the Internal Revenue Code. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which differences are expected to reverse. No deferred taxes have been provided in the attached financial statements because they are not material at March 31, 2002.

For the year ended March 31, 2002 income tax expense is comprised of the following:

Federal	$ 19,170
State and local	38,184
	$ 57,354

Income tax expense differs from the customary relationship to pretax income principally due to the nondeductibility of certain expenses and the alternative tax applicable to New York City taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

3. LEASES

The Company's leases for its New York and Chicago offices expire June 2004 and November 2003, respectively. The Company's Pittsburgh office lease is on a month to month basis. Minimum annual rentals for New York and Chicago offices are payable as follows:

Year Ending March 31	
2003	$ 168,090
2004	141,643
2005	17,756
	$ 327,489

4. LITIGATION

The Company, together with other parties, has been named as a defendant in several lawsuits that allege violations of federal and state securities laws and claim substantial damages. Management of the Company believes that the lawsuits are without merit and that the outcome of the lawsuits will not result in any material adverse effect on the Company's financial position.

5. STOCKHOLDERS' EQUITY

Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2002, the Company had net capital of $211,810, which was $111,810 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.72 to 1.

6. OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM
International

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Balis Lewittes & Coleman, Inc.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
April 29, 2002

BALIS LEWITTES & COLEMAN, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1
March 31, 2002

Computation of Net Capital:		
Total stockholders' equity qualified for net capital and total stockholders' equity per statement of financial condition		$ 398,330
Add:		
Discretionary bonus - net of tax		10,500
Less:		
Nonallowable assets:		
Prepaid expenses and other	$ 92,362	
Office furniture, fixtures and equipment	38,999	
Other assets	65,454	
Other	205	197,020
Net capital		211,810
Minimum Net Capital Required		100,000
Excess net capital		$ 111,810
Computation of Aggregate Indebtedness:		
Accounts payable		$ 136,610
Accrued compensation		94,457
Accrued expenses and other liabilities		345,142
Total aggregate indebtedness		$ 576,209
Ratio of aggregate indebtedness to net capital		2.72 to 1

BALIS LEWITTES & COLEMAN, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1
March 31, 2002

Net Capital:	
As reported in the Company's Part IIA (unaudited) FOCUS Report	$ 160,498
Adjustments resulting in net increase in allowable assets	10,326
Decrease in accrued expenses and other liabilities	40,986
Net capital - per supplemental schedule on page 10	$ 211,810
Aggregate Indebtedness:	
As reported in Company's Part IIA (unaudited) FOCUS Report	$ 622,522
Adjustments resulting in decrease to aggregate indebtedness	(46,313)
Aggregate indebtedness per supplemental schedule on page 10	$ 576,209

COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3
March 31, 2002

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through two other broker-dealers, Bear Stearns Securities Corporation and Neuberger Berman LLC, on a fully disclosed basis.

BALIS LEWITTES & COLEMAN, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
March 31, 2002

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through two other broker-dealers, Bear Stearns Securities Corporation and Neuberger Berman LLC, on a fully disclosed basis.


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM
International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Balis Lewittes & Coleman, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Balis Lewittes & Coleman, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
April 29, 2002